

Mail Stop 3561

November 3, 2016

Mr. Richard L. Travis
Chief Financial Officer
Ennis, Inc.
2441 Presidential Parkway
Midlothian, Texas 76065

> **Re:** **Ennis, Inc.**
> **Form 10-K for the Year Ended February 29, 2016**
> **Filed May 11, 2016**
> **Form 8-K furnished September 27, 2016**
> **File No. 001-05807**

Dear Mr. Travis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended February 29, 2016

Item 6. Selected Financial Data, page 20

1. We note your disclosure of net earnings- proforma and diluted-proforma earnings per share, which appear to be non-GAAP financial measures. We also note that you have reconciled these measures to the most comparable GAAP measure. Please revise to include the other disclosures required by Item 10(e)(1)(i) which include disclosure of the reasons why management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations. Your disclosure on page 27 of your MD&A section and in the MD&A section of your Form 10-Q for the quarter ended August 31, 2016 should be similarly revised.

Mr. Richard L. Travis
Ennis, Inc.
November 3, 2016
Page 2

Note 1. Significant Accounting Policies and General Matters

Revenue Recognition, page F-11

2. We note your disclosure that revenue is generally recognized upon shipment. Please tell us why you believe the earnings process is complete and revenue recognition is appropriate upon shipment of the product rather than delivery. Your response and revised disclosure should specifically address the point at which title to the product and all risks of ownership, including risk of loss, pass to the customer. Please refer to Staff Accounting Bulletin Topic 13.

Form 8-K furnished September 27, 2016

3. We note your disclosure of adjusted diluted earnings per share at the top of your press release furnished on Form 8-K. Please revise to include all disclosures required by Item 10(e)(1)(i) of Regulation S-K. This disclosure should include a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure